Mail Stop 3561

September 17, 2008

Randall D. Holmes
Chief Executive Officer
The Ridgewood Power Growth Fund
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

> **Re: The Ridgewood Power Growth Fund**
> **Preliminary Proxy Statement on Schedule 14A, as Amended**
> **Filed September 8, 2008**
> **File No. 000-25935**
>
> **Ridgewood Electric Power Trust V**
> **Preliminary Proxy Statement on Schedule 14A, as Amended**
> **Filed September 8, 2008**
> **File No. 000-24143**

Dear Mr. Holmes:

        We have completed our review of your Schedule 14A filings, as amended, and
have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Frank E. Lawatsch, Jr.
        Day Pitney LLP
        Facsimile No. (212) 916-2940